Exhibit 99.1

Bellatrix Announces the Sale of Minority Interests in its New Deep Cut Gas Plant and Facilities Being Constructed in the Alder Flats Area and the Securing of Additional Strategic Firm Capacity in the Strachan Area

TSX, NYSE: BXE

CALGARY, Dec. 2, 2014 /CNW/ - Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") (TSX, NYSE: BXE) is pleased to announce the sale of minority interests in its new Bellatrix O'Chiese Ness-Ohpawganu'ck deep-cut gas plant at Alder Flats (the "Plant") and related pipeline infrastructure currently under construction (collectively the "Facilities") to Keyera Partnership ("Keyera") and O'Chiese Gas Plant GP Inc. ("O'Chiese").  Separately, Bellatrix is pleased to announce that it has entered into an agreement with Keyera for 19 MMcf/d of firm service processing capacity beginning immediately, increasing to 30 MMcf/d on April 1, 2016, at Keyera's Strachan deep-cut gas plant.

The sale of minority interests in the Plant is consistent with the Company's strategy to maintain operatorship and control of strategic facilities, while being a good steward of available capital. The transaction aligns the Company's working interest processing capacity in the Facilities with its forecasted average net working interest volumes to be processed through the Plant going forward.  Additionally, the sale reduces future capital cost outlays associated with the Facilities through construction, thereby preserving capital to invest in high rate of return wells and development drilling projects.  Finally, the announced firm service agreement with Keyera at its Strachan deep cut gas plant provides Bellatrix with long-term incremental gas processing ability, thereby facilitating further potential volume growth from the Strachan area.

Minority working interest sale maintains operatorship and control while reducing capital spending requirements

Under the agreed upon terms, Keyera and O'Chiese will participate as 35% and 5%, respectively, minority interest owners in the Facilities, which consist of the two proposed phases of the Bellatrix-operated deep-cut gas plant and related plant infrastructure, as well as the associated pipelines, all of which are currently under construction. Bellatrix will retain a 60% ownership interest in the Facilities and will be the operator.

The design inlet capacity of the Plant is 220 MMcf/d and will be developed in two phases at an estimated total cost of approximately $190 million; the total cost of the Facilities which includes the Plant and related infrastructure is estimated at $230 million. Forecast capital spending on Phase I of the Plant to December 31, 2014 is anticipated at approximately $65 million; therefore the immediate recovery of capital spent to year end from the minority interest sale is expected to be approximately $26 million. Bellatrix remains favorably positioned to utilize the incremental processing capacity anticipated upon start-up of Phase I of the new Plant, which remains on time and on budget with an expected on-stream date of July 1, 2015. Timing for Phase II of the new Plant remains unchanged with an expected on-stream date in Q2 2016.

As part of our 2015 capital program, we are pleased to announce current plans to drill one horizontal exploration well during the second half of the year targeting the Second White Specks ("SWS") oil shale formation.  The SWS is considered the source rock for formations such as the Cardium and Belly River.  It is a regionally thick formation, laterally continuous, and prevalent across a substantial portion of our land base in west central Alberta.  Bellatrix maintains significant exposure to this formation, with 247 net sections of SWS rights across our west central land base which we believe is principally situated within the oil window.  Regional vertical wells that encounter the interval in naturally fractured areas have demonstrated encouraging hydrocarbon recovery, with the most prolific vertical well recovering in excess of 1.28 million barrels of light gravity sweet crude and 2.7 Bcf of natural gas. Our strong technical team continues to work indefatigably in expanding and high-grading a large inventory of potential drilling locations.

Adding strategic firm service capacity at Strachan

As previously mentioned, Bellatrix has also entered into a separate arrangement with Keyera whereby Bellatrix has immediately secured 19 MMcf/d of firm processing capacity which increases to 30 MMcf/d on April 1, 2016 at Keyera's Strachan deep-cut gas plant.   The Keyera Strachan plant is well connected to multiple gathering pipelines and has inlet compression, gas dehydration and deep-cut natural gas liquids recovery.  The addition of firm service capacity is anticipated to improve overall operational reliability and facilitate execution of our projected growth plans from this area.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan.  Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol BXE.

All amounts in this press release are in Canadian dollars unless otherwise identified.

Forward looking statements: Certain information set forth in this news release, including management's assessment of future plans and operations, the timing and cost of construction of the Company's new deep-cut gas plant, management's assessment of estimates of future production as it relates to processing capacity at its new deep-cut gas plant, estimates of current production rates, and management's assessment of the number of development locations associated with its assets, may contain forward-looking statements, and necessarily involve risks and uncertainties, certain of which are beyond Bellatrix's control, including risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets and other economic and industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling services, incorrect assessment of value of acquisitions and failure to realize the benefits therefrom, delays resulting from or inability to obtain required regulatory approvals, the lack of availability of qualified personnel or management, stock market volatility, ability to access sufficient capital from internal and external sources, and economic or industry condition changes. Actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Bellatrix will derive therefrom. To the extent such estimates constitute a financial outlook, they were approved by management on the date hereof and are included herein to provide readers with an understanding of management's expectations and assumptions about future activities and results and readers are cautioned that the information may not be appropriate for other purposes. Additional information on these and other factors that could affect Bellatrix are included in reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov) or at Bellatrix's website www.bellatrixexploration.com.  The forward looking statements contained in this press release are made as of the date hereof and Bellatrix undertakes no obligations to update publicly or revise any forward looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

SOURCE Bellatrix Exploration Ltd.

%CIK: 0001483405

For further information: Steve Toth, CFA, Vice President, Investor Relations, (403) 750-1270; or Troy Winsor, Investor Relations, (800) 663-8072; Bellatrix Exploration Ltd., 1920, 800 - 5th Avenue SW, Calgary, Alberta, Canada, T2P 3T6, Phone: (403) 266-8670, Fax: (403) 264-8163, www.bellatrixexploration.com

CO: Bellatrix Exploration Ltd.

CNW 08:00e 02-DEC-14